



05037800

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
| --- |
| 8- 66384 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/06/04___ AND ENDING ___12/31/04___
MM/DD/YY           MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LMT Capital Markets, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Park Avenue, 20th Floor

OFFICIAL USE ONLY

FIRM I.D. NO.

(No. and Street)

New York,     N.Y.     10022

RECEIVED FEB 2 8 2005

(City)      (State)      Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Trears        185 (212) 888-4560

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haque, Syed N.

(Name – if individual, state last, first, middle name)

| 92-29 Queens Blvd., Suite 1B, | Rego Park, | NY 11374 | |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

**PROCESSED**

MAR 17 2005

THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, John Trears _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

LMT Capital Markets, LLC _____ , as

of _____ December 31, _____ , 20 __04__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

None

_____
Signature

President
_____
Title

Feb 18 2005

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

**LMT CAPITAL MARKETS, LLC**

**Statement of Financial Condition**
as of December 31, 2004

# Syed N. Haque, CPA

92-29 Queens Boulevard, Suite 1B
Rego Park, New York 11374
Tel: 718-896-8900
Fax: 718-896-7490

## INDEPENDENT AUDITOR'S REPORT

To the partners of
LMT Capital Markets, LLC:

We have audited the accompanying statement of financial condition of LMT Capital Markets, LLC (the "Company") as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of LMT Capital Markets, LLC as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Rego Park, New York
February 17, 2005

Syed N. Haque, CPA

LMT CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

as of December 31, 2004

_____

ASSETS:

| | |
|---|---:|
| Cash | $10,354 |
| Deposit with clearing broker | 15,011 |
| Prepaid expenses | 138 |
| Due from affiliate (Note 5) | 42,642 |
| Deferred organization costs, net of accumulated amortization of $1,669 (Note 2) | 18,759 |
| Total assets | $86,904 |

LIABILITIES AND PARTNERS' CAPITAL:

| | |
|---|---:|
| Liabilities: | |
| Accounts payable and accrued expenses | $2,500 |
| Total liabilities | 2,500 |
| Partners' capital | 84,404 |
| Total liabilities and partners' capital | $86,904 |

The accompanying notes are an integral
part of these financial statements.

1. Organization:

   LMT Capital Markets, LLC, a Delaware limited liability company, (the "Company") was formed on January 6, 2004. The Company is engaged in the business of providing business and financial consulting, private placement of securities and principal trades in Latin American debt issues.

   In August 2004, the Company registered with Securities and Exchange Commission as a broker/dealer and became a member of the National Association of Securities Dealers ("NASD").

2. Summary of Significant Accounting Policies:

   The preparation of financial statements in conformity with accounting principles generally accepted in United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

   Deferred organization costs are carried at cost and amortized over five years.

3. Net Capital Requirements:

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 times net capital, as defined.

   At December 31, 2004, the Company's net capital was $22,865, which was $17,865 in excess of its required net capital of $5,000. The Company's net capital ratio was .11 to 1.

4. Rule 15c3-3:

   The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii), because it does not hold customer funds or safekeep customer securities and clear all transactions on a fully disclosed basis through its clearing broker.

5. Related Party Transactions:

   The Company has advanced funds to an affiliated entity, Weston Corporate Finance, Inc. As of December 31, 2004, due from affiliate amounted to $42,642 for such advances.

# Syed N. Haque, CPA



92-29 Queens Boulevard, Suite 1B
Rego Park, New York 11374
Tel: 718-896-8900
Fax: 718-896-7490

To the partners of
LMT Capital Markets, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of LMT Capital Markets, LLC, (the "Company"), for the year ended December 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities account for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above. It should be noted, however, that the Company is a small company, and essentially all its operational and record keeping procedures performed by one individual. Consequently, the segregation of duties that is normally required for effective internal control is not practicable.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rego Park, New York
February 17, 2005